Exhibit 99.1

CONDENSED INTERIM CONSOLIDATES
FINANCIAL STATEMENTS (UNAUDITED)

For the three month period ended March 31, 2024

Greenfire Resources Ltd.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at		March 31	December 31
($CAD thousands)	note	2024	2023
Asset
Current assets
Cash and cash equivalents		$90,234	$109,525
Accounts receivable	4	52,557	34,680
Inventories		12,472	13,863
Prepaid expenses and deposits		3,041	5,746
		158,304	163,814
Non-current assets
Property, plant and equipment	6	967,354	941,374
Deferred income tax asset		68,295	68,295
		1,035,649	1,009,669
		1,193,953	1,173,483
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	60,587	59,850
Current portion of long-term debt	9	74,593	44,321
Warrant liability	12	25,009	18,630
Taxes payable		1,063	1,063
Current portion of lease liabilities		7,392	6,002
Risk management contracts	8	39,154	417
		207,798	130,283
Non-current liabilities
Long-term debt	9	313,373	332,029
Lease liabilities		5,425	7,722
Decommissioning liabilities	7	19,201	8,449
		337,999	348,200
		545,797	478,483
Shareholders’ equity
Share capital	10, 11	159,510	158,515
Contributed surplus	10, 11	8,864	9,788
Retained earnings (deficit)		479,782	526,697
		648,156	695,000
		$1,193,953	$1,173,483

Related Party Transactions (note 14)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors.

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Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

Three months ended March 31
($CAD thousands, except per share amounts)	note	2024	2023
Revenues
Oil sales	5	$200,990	$179,668
Royalties		(6,315)	(4,502)
Oil sales, net of royalties		194,675	175,166
Risk management contracts gains (losses)		(47,534)	4,843
Total revenue and other income		147,141	180,009
Expenses
Diluent expense		91,682	101,856
Transportation and marketing		13,199	16,014
Operating expenses		36,348	39,764
General and administrative		4,749	2,501
Stock-based compensation	11	852	325
Financing and interest		15,456	15,316
Depletion and depreciation	6	18,003	20,915
Exploration expenses		554	1,585
Other income		(1,441)	-
Transaction costs		-	2,327
Loss on revaluation of warrants	12	6,379	-
Foreign exchange (gain) loss		8,275	(303)
		194,056	200,300
Net loss before taxes		$(46,915)	$(20,291)
Income tax recovery		-	3,613
Net loss and comprehensive loss		$(46,915)	$(16,678)
Net loss per share
Basic[1]	10	$(0.68)	$(0.34)
Diluted[1]	10	$(0.68)	$(0.34)

[1]	For the periods ended March 31, 2023, the Company’s basic and diluted earnings per share is the net loss per common share of Greenfire Resources Inc (see Note 1) and the weighted average common shares outstanding has been recast by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note3.)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Three months ended March 31
($CAD Thousands)	note	2024	2023
Share capital
Balance, beginning of period		$158,515	$15
Issuance of share on exercise of performance warrants	10, 11	877
Issuance of shares on vested RSUs	10, 11	118	-
Balance, end of period		159,510	15
Contributed surplus
Balance, beginning of period		9,788	44,674
Stock-based compensation	11	852	325
Issuance of shares on vested RSUs	11	(118)	-
Exercise of performance warrants	11	(1,658)	-
Balance, end of period		8,864	44,999
Retained earnings
Balance, beginning of period		526,697	793,082
Net loss and comprehensive loss		(46,915)	(16,678)
Balance, end of period		479,782	776,404
Total shareholders’ equity		$648,156	$821,418

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

Three months ended March 31
($CAD Thousands)	note	2024	2023
Operating activities
Net loss		$(46,915)	$(16,678)
Items not affecting cash:
Deferred income taxes		-	(3,613)
Unrealized (gain) loss on risk management contracts	8	38,737	(5,023)
Depletion and depreciation	6	17,799	20,403
Stock-based compensation	11	852	325
Accretion	7	549	217
Other non-cash expenses		17	16
Foreign exchange (gain) loss		8,275	(303)
Amortization of debt issuance costs	9	1,896	5,386
Loss on revaluation of warrants	12	6,379	-
Change in non-cash working capital	13	(10,525)	(5,225)
Cash provided (used) by operating activities		17,064	(4,495)
Financing activities
Lease payments		(51)	(6)
Cash used by financing activities		(51)	(6)
Investing activities
Property, plant and equipment expenditures	6	(31,920)	(2,518)
Acquisitions	6	(2,529)	-
Restricted cash		-	(4,050)
Change in non-cash working capital (accrued additions to PP&E)	13	(3,232)	(1,953)
Cash used in investing activities		(37,681)	(8,521)
Exchange rate impact on cash and cash equivalents held in foreign currency		1,377	62
Change in cash and cash equivalents		(19,291)	(12,960)
Cash and cash equivalents, beginning of period		109,525	35,363
Cash and cash equivalents, end of period		90,234	22,403

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2024 and for the three months ended March 31, 2024 and 2023

(Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 3 De-Spac Transaction for additional information. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”). These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned direct subsidiaries, GROC and MBSC. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization. As of April 4, 2024, MBSC was legally amalgamated into Greenfire.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of GRL for the year ended December 31, 2023 (the “Annual Financial Statements”). The interim consolidated financial statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

In these interim consolidated financial statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

These Interim Consolidated Financial Statements were approved by Greenfire’s board of directors on May 15, 2024.

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3.	De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense.

For the three months ended March 31, 2024, the Company expensed $nil million (March 31, 2023 - $2.3 million) in transaction costs related to the De-Spac Transaction.

4.	FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All derivatives are classified at fair value through profit and loss. Derivative financial instruments are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive loss in the period in which they arise.

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The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive loss. The fair value of these warrants is determined using the Black-Scholes option valuation model (level 2).

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Commodity price risk

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the financial liabilities as at March 31, 2024:

(CAD$ thousands)	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	60,587	-	-	60,587
Lease liabilities[1]	7,392	6,173	1,444	15,009
Risk management contract	39,154	-	-	39,154
Long-term debt[2]	74,593	57,493	274,414	406,500
Total financial liabilities	181,726	63,666	275,858	521,250

1	These amounts include the notional principal and interest payments.

2	Amounts represent undiscounted principal only and exclude interest and transaction costs.

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Credit risk

As at ($ thousands)	March 31, 2024	December 31, 2023
Trade receivables	$41,505	$22,452
Joint interest receivables	11,052	12,228
Accounts receivable	$52,557	$34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At March 31, 2024, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at March 31, 2024, 100% was receivable from a single company (December 31, 2023- 100% was receivable from a single company). At March 31, 2024, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2023- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due and no accounts have been written off. Subsequent to March 31, 2024, the Company has received $5.1 million from its joint interest partner, with the remaining outstanding balance expected to be paid within a reasonable time, as a result there are no material financial assets that the Company considers past due and no accounts have been written off.

5.	REVENUE

($ thousands)	Three months ended March 31, 2024	Three months ended March 31, 2023
Diluted bitumen sales	$196,980	$175,345
Bitumen sales	4,010	4,323
Oil sales	$200,990	$179,668

The Company has long-term marketing agreements with a single counterparty (“Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

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6.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Expenditures on PP&E(2)	31,920	-	-	31,920
Acquisitions	12,732	-	-	12,732
Balance as at March 31, 2024	1,135,407	13,758	618	1,149,783
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Depletion and depreciation (1)	17,730	919	23	18,672
Balance as at March 31, 2024	180,882	1,162	385	182,429
Net book Value
Balance at December 31, 2023	927,603	13,515	256	941,374
Balance at March 31, 2024	$954,525	$12,596	$233	$967,354

(1)	As at March 31, 2024 $0.2 million of DD&A was capitalized to inventory (December 31, 2023- $0.2 million).

(2)	Includes capitalized lease payments and related interest of $0.9 million

During the three months ended March 31, 2024, the Company incurred $2.5 million on acquisitions, primarily on gas assets in the Hangingstone area for approximately $2.0 million and recognized an additional $10.2 million in decommissioning obligations.

No indicators of impairment were identified at March 31, 2024, and as such no impairment test was performed.

7.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. During the three months ended March 31, 2024, the Company acquired producing gas assets in the Hangingstone area and recognized $10.2 million in decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $234.0 million (December 31, 2023 - $206.5 million). For the three months ended March 31, 2024, a credit-adjusted discount rate of 12% (December 31, 2023 -12%) and an inflation rate of 2.0% (December 31, 2023 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.8 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning liabilities are estimated to be settled in periods up to year 2071.

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A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	March 31, 2024	December 31, 2023
Balance, beginning of period	$8,449	$7,543
Acquisition	10,203	-
Accretion expense	549	906
Balance, end of period	$19,201	$8,449

8.	RISK MANAGEMENT CONTRACTS

The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its New Notes (see note 9) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company's most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed on a monthly basis for the duration of time that the New Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at March 31, 2024	As at December 31, 2023
(CAD$ thousands)	Liability	Liability
Gross amount	$(39,154)	$(417)
Amount offset	-	-
Risk Management contracts	$(39,154)	$(417)

The following table summarizes the financial commodity risk management gains and losses:

	Three months ended	Three months ended
($ thousands)	March 31, 2024	March 31, 2023
Realized gain (loss) on risk management contracts	$(8,797)	$(180)
Unrealized gain (loss) on risk management contracts	(38,737)	5,023
Gain (loss) on risk management contracts	$(47,534)	$4,843

Subsequent to December 31, 2023, the Company implemented an updated WTI hedging program for 2024, including the replacement of previous WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps with a swap price of US$70.94/bbl. There were no cash costs associated with the updated WTI hedging program for 2024, as the fair market value was reflected within the fixed swap price for the updated WTI hedges for 2024.

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As at March 31, 2024, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/Bbl)	Call Strike Price ($US/Bbl)	Volume (bbls/d)	Swap Price (US$/bbl))
April – Dec 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	$58.23	$84.46	-	-

Subsequent to March 31, 2024, Greenfire entered into the following financial commodity risk management contracts:

		WTI- Costless Collar
	Volume	Put Strike Price	Call Strike Price
Term	(bbls/d)	(US$/Bbl)	($US/Bbl)
April 2025	8,600	$60.50	$87.45
May 2025	4,300	$58.50	$84.40

The following table illustrates the potential impact of changes in commodity prices on the Company’s net loss, before tax, based on the financial risk management contracts in place at March 31, 2023:

	Change in WTI
As at March 31, 2024 ($thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl
Increase (decrease) to fair value of commodity risk management contracts	$(15,813)	$15,813

The Company’s commodity risk management contracts are held with two large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

9.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “New Notes”). The New Notes bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2024, and mature on October 1, 2028. The New Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the indenture governing the New Notes contain certain covenants that limited the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and disposals and transfers of assets. The indenture governing the New Notes contains minimum hedging requirements of 50% of the forward 12 calendar month PDP forecasted production as prepared to the Canadian standard using NI 51-101 until principal debt is less than US$100 million and limit capital expenditures to CAD$100 million annually until the principal outstanding is less than US$150 million. The New Notes are not subject to any financial covenants.

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Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) every six-months, with the first payment due by August 15, 2024. If consolidated indebtedness is less than US$150 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid for every six-month period until the principal owing on the New Notes is US$100 million.

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of March 31, 2024, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.7 million (December 31, 2023 - $39.7 million).

The New Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

As at March 31, 2024, the carrying value of the Company’s long-term debt was $387.9 million and the fair value was $432.9 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million).

As at March 31, 2024 the Company was compliant with all covenants.

As at	March 31,	December 31,
($ thousands)	2024	2023
US dollar denominated debt:
New 12.00% senior notes issued at 98% of par (USD$300 million at March 31, 2024 and December 31, 2023)(1)	$406,500	$396,780
Unamortized debt discount and debt issue costs	(18,534)	(20,430)
Total term debt	$387,966	$376,350
Current portion of long-term debt	74,593	44,321
Long-term debt	$313,373	$332,029

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire may redeem some or all of the New Notes after October 1, 2025, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest plus a “make whole” premium, as set out in the table below. In addition, at any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest.

The following table discloses the redemption amount including the “make whole” premium on redemption of the New Notes:

US$300 million 12.00% senior notes
On or after October 1, 2025 to October 1, 2026	106.0
On or after October 1, 2026 to October 1, 2027	103.0
On or after October 1, 2027	100.0

Senior Credit Facility

On September 20, 2023, Greenfire entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicate facility. Total credit available under the Facility is $50 million comprising of $20 million operating facility and $30 million syndicated facility.

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The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, which revolving period may be extended at the Company’s request, and subject to the lenders’ consent. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 30, 2025. The Revolving Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s proved developed producing petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at March 31, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

During the fourth quarter of 2023, Greenfire entered into an unsecured $55 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at March 31, 2024, the Company had $54.3 million (December 31, 2023 - $54.3 million) in letters of credit outstanding under the Letter of Credit Facility.

10.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at March 31, 2024 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	Three months ended March 31, 2024		Year ended December 31, 2023
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	68,642,515	$158,515	1	$15
Issuance of new common shares per De-Spac Transaction	-	-	43,690,533	-
Issuance for exercise of bond warrants	-	-	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	-	-	5,005,707	62,959
Issuance of new common shares for PIPE investment	-	-	4,177,091	56,630
Issued on exercise of performance warrants	313,944	877	-	-
Issued on vested RSUs	17,400	118	-	-
Balance, end of period	68,973,859	$159,510	68,642,515	$158,515

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 14

Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of performance and bondholder warrants. Under this method, only “in-the-money" dilutive instruments impact the calculation of diluted income per share. Net loss per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction.

The following table summarizes the Company’s basic and diluted net loss per share:

	Three months ended	Three months ended
	March 31, 2024	March 31, 2023
Weighted average shares outstanding- basic	68,684,273	48,911,099
Weighted average shares outstanding- diluted	68,684,273	48,911,099
Basic $ per share	$(0.68)	$(0.34)
Diluted $ per share	$(0.68)	$(0.34)

In computing the diluted net loss per share for the three months March 31, 2024, the Company excluded the effect of 7,526,667 New Greenfire Warrants, 3,004,291 Performance Warrants and 1,112,023 RSUs, PSUs and DSUs as their effect are anti-dilutive. (March 31, 2023 - 3,899,716 Performance Warrants and 17,601,959 Bond Warrants).

11.	WARRANTS AND SHARE UNITS

Performance warrants

As at March 31, 2024, the table below summarizes the outstanding Performance Warrants:

	Year ended March 31, 2024		Year ended December 31, 2023
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Performance Warrants outstanding
Balance, beginning of period	3,617,016	$3.15	3,895,449	$2.89
Performance warrants issued	-	-	186,257	8.35
Performance warrants exercised	(612,725)	2.71	-	-
Performance warrants forfeited	-	-	(38,820)	3.34
Performance warrants cancelled	-	-	(425,870)	3.15
Balance, end of period	3,004,291	$3.27	3,617,016	$3.15
Common shares issuable on exchange	3,004,291	-	3,617,016	-

The Performance Warrants expire 10 years after the issuance date and became fully vested with the closing of the De-Spac Transaction on September 20, 2023. The Performance Warrants plan was replaced by the omnibus share incentive plan (the “Incentive Plan”). For the three months ended March 31, 2024, $nil were recorded in stock-based compensation in relation to the Performance Warrant plan (March 31, 2023 - $0.3 million).

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 15

Restricted Share Units, Performance Share Units and Deferred Share Units

The Incentive Plan provides for the granting of deferred share units (‘DSUs”), performance share units (“PSUs”), restricted share units (“RSUs”) and options and the aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any other share compensation arrangements of the Company, if any, including Common Shares issuable on exercise of Performance Warrants. RSUs, PSUs and DSUs can be settled in either cash or shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Director’s intention to settle all incentive units with shares issued from treasury, therefore the incentive units have been accounted for as an equity-settled stock-based plan.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date in either cash or shares issued from treasury at the Board of Director’s discretion. Of the 163,012 RSUs granted on February 19, 2024, on a one-time basis 17,400 vested within 30 days.

	March 31	December 31
	2024	2023
RSUs outstanding, beginning of period	-	-
Granted	163,012	-
Vested and converted to shares	(17,400)	-
Forfeited	(688)	-
Balance, March 31, 2024	144,924	-

The average fair value of RSUs granted during the three months ended March 31, 2024 was based on current share price at time of grant. During the three months ended March 31, 2024, $0.3 million was recognized in stock-based compensation.

PSUs granted under the Incentive Plan vest on the third anniversary date of the grant date, provided that the Company satisfies certain performance criteria identified by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two.

	March 31	December 31
	2024	2023
PSUs outstanding, beginning of period	-	-
Granted	830,288	-
Forfeited	(20,862)	-
Balance, March 31, 2024	809,426	-

The average fair value of PSUs granted during the three months ended March 31, 2024 was based on current share price at date of grant along with estimates of the probability of certain production and share price targets being reached. During the three months ended March 31, 2024, $0.5 million was recognized in stock-based compensation.

DSUs are issued to independent members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director.

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 16

	March 31	December 31
	2024	2023
DSUs outstanding, beginning of period	-	-
Granted	10,213	-
Forfeited	-	-
Balance, March 31, 2024	10,213	-

The average fair value of DSUs granted during the three months ended March 31, 2024 was based on current share price at time of grant. During the three months ended March 31, 2024, $0.1 million was recognized in stock-based compensation.

12.	WARRANT LIABILITY

As at March 31, 2024, there were 7,526,667 Greenfire Warrants outstanding. The Greenfire Warrants are reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss). As at March 31, 2024, the 7,526,667 outstanding Greenfire Warrants were revalued based on the closing share price of US$5.97 per common share of Greenfire. During the three months ended March 31, 2024, the fair value of the warrant liability increased by $6.4 million (March 31, 2023 - $nil). The following table reconciles the warrant liability.

	Three months ended		Year ended
	March 31, 2024		December 31, 2023
	Number of		Number of
($ thousands)	Warrants	Amount	Warrants	Amount
Balance, beginning of year	7,526,667	$18,630	-	$-
Warrants issued	-	-	5,000,000	35,644
MBSC warrants converted	-	-	2,526,667	17,959
Change in fair value	-	6,379	-	(34,973)
Balance, end of period	7,526,667	$25,009	7,526,667	$18,630
Common shares issuable on exercise	7,526,667	-	7,526,667	-

The fair value of each Greenfire Warrant was estimated on its grant date and period end dates using the Black Scholes Merton valuation model with the following assumptions:

	March 31, 2024	December 31, 2023
	Assumptions	Assumptions
Share Price $USD	$5.97	$4.86
Average risk-free interest rate	3.5%	3.17%
Average expected dividend yield	-	-
Average expected volatility (1)	68%	69%
Average expected life (years)	4.5	4.75

(1)	Expected volatility has been based on historical share volatility of similar market participants

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 17

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

As at	March 31,	March 31,
($ thousands)	2024	2023
Change in accounts receivable	$(17,877)	$(1,536)
Change in inventories	1,391	3,808
Change in prepaid expenses and deposits	2,705	1,279
Change in accounts payable and accrued liabilities	737	(10,732)
	(13,044)	(7,181)
Other items impacting changes in non-cash working capital:
Performance warrants withholding taxes	(780)	-
Unrealized foreign exchange gain (loss) related to working capital	67	3
	(13,757)	(7,178)
Related to operating activities	(10,525)	(5,225)
Related to investing activities (accrued additions to PP&E)	(3,232)	(1,953)
Net change in non-cash working capital	(13,757)	(7,178)
Cash interest paid (included in operating activities)	$(25,881)	$(17,430)
Cash interest received (included in operating activities)	$1,504	$123

14.	RELATED PARTY TRANSACTION

In April 2024, the Company entered into a consulting agreement with M3-Brigage Sponsor III, LP (the "MBSC Sponsor") for the provision of consulting services to the Company relating to, among other things, the Company's transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company Board who was nominated to the Company Board by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the MBSC Sponsor Consulting Agreement continues until the earlier of April 18, 2029 and the date MBSC Sponsor no longer holds any "Registrable Securities" in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company had originally agreed to issue 500,000 Common Shares which was subsequently amended to grant 500,000 RSUs under the Company’s Incentive Plan to MBSC Sponsor. The RSUs will vest in quarterly instalments of 125,000 each. The terms of the MBSC Sponsor Consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the securities to be issued to MBSC Sponsor was $4.35 million, based on a five-day weighted average price immediately preceding the date of the date of grant.

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 18

Corporate Information

Directors	Solicitors

Julian McIntyre (1)	Burnet, Duckworth, & Palmer LLP
Jonathan Klesch	2400, 525 – 8th Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Carter Ledyard & Milburn LLP
41st Floor
(1) Chair of the Board of Directors	28 Liberty Street
(2) Chair of the Audit and Reserves Committee	New York, New York 10005
(3) Audit and Reserves Committee

Officers	Bankers

Robert Logan MPBE, P.Eng	Bank of Montreal
President, and Chief Executive Officer	595-8 Avenue SW
Calgary, Alberta, Canada
Tony Kraljic, CA	T2P 1G1
Chief Financial Officer

Auditor
Kevin Millar C.E.T.
SVP Operations & Steam Chief	Deloitte LLP
850 2nd Street SW
Albert MA P.Eng	Calgary, Alberta, Canada
SVP Engineering	T2P 0R8

Reserve Engineers
Crystal Park P.Eng, MBA
SVP Corporate Development	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Charles R. Kraus	Calgary, Alberta, Canada
Corporate Secretary	T2P 3G6

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE : GFR
TSX : GFR

Greenfire Resources Ltd.	2024 Q1 Financial Statements | 19